UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of February 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    February 3, 2005                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

  Teck Cominco Limited/600-200 Burrard Street/Vancouver, B.C./Canada V6C 3L9/
                    Tel: (604) 687-1117/Fax: (604) 687-6100


                                                               [GRAPHIC OMITTED]
                                                            [LOGO - TECKCOMINCO]
                                                  ------------------------------
                                                           EXTERNAL NEWS RELEASE
                                                                        05-02-TC

4Q            RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2004
================================================================================


                              TECK COMINCO REPORTS
               RECORD FOURTH QUARTER NET EARNINGS OF $285 MILLION
              AND RECORD NET EARNINGS OF $617 MILLION FOR THE YEAR

David Thompson, Deputy Chairman and CEO said, "Teck Cominco achieved record earnings for the fifth consecutive quarter of $285 million, exceeding the previous quarter by $165 million and bringing earnings for the 2004 year to $617 million. The company's balance sheet at year end was its strongest ever with cash balances of $907 million and debt of $665 million."

HIGHLIGHTS AND SIGNIFICANT ITEMS FOR THE FOURTH QUARTER

     o Unaudited net earnings were $285 million or $1.42 per share in the fourth quarter, compared with $104 million or $0.56 per share in the fourth quarter of 2003. Unaudited net earnings for the year were $617 million or $3.18 per share compared with $134 million or $0.71 per share in 2003. The higher earnings were due mainly to significantly higher commodity prices and increased production and sales of copper, zinc, coal and molybdenum.

     o Cash flow from operations before changes to non-cash working capital items was $400 million in the fourth quarter compared with $139 million in the fourth quarter of 2003. Cash flow from operations before changes to non-cash working capital items was $1.1 billion for the year compared with $314 million in 2003.

     o Substantially all of Elk Valley Coal Partnership's hard coking coal sales for the 2005 coal year beginning April 1, 2005 have been priced at an average of $125 per tonne.

     o Construction of the Pogo gold mine in Alaska is progressing on schedule with start-up scheduled for the first quarter of 2006.

     o In October, the company issued 7.3 million Class B Subordinate Voting shares on conversion of its convertible subordinated debentures due 2006.

     o In November, the company announced the appointment of Donald R. Lindsay as President effective January 1, 2005.

     o In November, the company increased its semi-annual dividend from $0.10 per share to $0.20 per share.

-------------------------
Reference:       Greg Waller, Investor Relations
Additional corporate information is available on the Internet at HTTP://WWW.TECKCOMINCO.COM

     o In December, the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery in Peru resulting in an after-tax gain of $12 million in the quarter. Cash proceeds were US$142 million after repayment of US$47 million of bank indebtedness.

     o At December 31, 2004, the company had a cash position of $907 million, compared with debt of $665 million.











2          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

PRESS RELEASE



THIS PRESS RELEASE IS PREPARED AS AT FEBRUARY 2, 2005 AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2004 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003. THIS PRESS RELEASE DOES NOT CONSTITUTE MANAGEMENT'S DISCUSSION AND ANALYSIS AS CONTEMPLATED BY RELEVANT SECURITIES RULES. TECK COMINCO'S ANNUAL MD&A WILL BE RELEASED AT A LATER DATE IN CONJUNCTION WITH ITS AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 AND WILL BE AVAILABLE ON SEDAR AT WWW.SEDAR.COM. IN THIS PRESS RELEASE, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Unaudited net earnings in the fourth quarter were $285 million or $1.42 per share compared with net earnings of $104 million or $0.56 per share (as restated) in the fourth quarter of 2003.

The higher earnings in the fourth quarter were principally the result of higher prices for the company's products. The average LME prices for copper, zinc and lead were US$1.40, US$0.51, and US$0.43 per pound respectively in the quarter, up 50%, 19%, and 59% from the same period a year earlier. A weaker U.S. dollar partially offset the effect of the higher commodity prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was $1.25 in the fourth quarter, compared with $1.39 in the fourth quarter of 2003.

Also contributing to fourth quarter earnings were gains of $12 million on the sale of Cajamarquilla, $12 million on the sale of the Pebble Copper property in Alaska and $12 million in respect of a copper-price participation payment received from Aur Resources Ltd. relating to the sale of Quebrada Blanca in 2000.

Unaudited net earnings for the year ended December 31, 2004 were $617 million or $3.18 per share compared with $134 million or $0.71 per share in 2003. Higher commodity prices, an increased interest in the Highland Valley Copper mine and higher sales volumes for zinc, copper, molybdenum, and coal were the main reasons for the significantly higher earnings. Included in 2003 earnings was an after-tax gain of $41 million related to the sale of the Los Filos gold property in Mexico, while 2004 earnings included an after-tax loss of $52 million relating to the write-down of the company's investment in Sons of Gwalia Ltd.

Operating profit of $392 million in the fourth quarter was up from $132 million in the same period in 2003, with $9 million of positive settlement adjustments recorded in the quarter. Major increases in operating profit were achieved at Trail, Red Dog, Highland Valley Copper and Antamina. Operating profit at Highland Valley Copper was $162 million compared with $30 million a year ago due to higher copper prices and molybdenum revenues, and the company's acquisition of an additional 34% interest in the mine in the first quarter of 2004.

Operating profit for the year ending December 31, 2004 was $1.1 billion, $854 million higher than 2003. In addition to the higher commodity prices and sales volumes, the significant increase in operating profit was also due to the acquisition of an additional 34% in Highland Valley Copper and the consolidation of Antamina's results for the full year in 2004 compared with six months in 2003.


3          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

As a result of adopting new accounting standards with respect to asset retirement obligations and stock-based compensation on a retroactive basis, prior period earnings have been restated. Net earnings in the fourth quarter of 2003 were restated from $107 million to $104 million, after deducting $3 million in respect of asset retirement obligations. Net earnings for the year ended December 31, 2003 were restated from $149 million to $134 million after deducting $12 million in respect of asset retirement obligations and $3 million in respect of stock-based compensation.

Comparative figures have also been reclassified as a result of the sale of the Cajamarquilla zinc refinery. The refinery is considered a discontinued operation and as such, its results of operation and cash flows are presented on a single line on the Statements of Earnings and Cash Flows.

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $400 million in the fourth quarter compared with $139 million in the fourth quarter of 2003, due mainly to increased operating profits resulting from higher prices for the company's products.

Cash flow from operations before changes to non-cash working capital items in the year was $1.14 billion compared with $314 million in 2003. In addition to stronger commodity prices, other factors contributing to the higher cash flow included the acquisition of an additional 34% interest in Highland Valley Copper, increased molybdenum production and the consolidation of Antamina for a full year in 2004 compared with equity-accounting for the first six months' results of Antamina in 2003.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 5 and 6. Realized commodity prices and the realized Canadian exchange rate are presented in the table below.

Revenues from operations were $1.05 billion in the fourth quarter of 2004 compared with $716 million in the same period a year ago. Major increases over 2003 were due to higher copper, zinc, coal and molybdenum prices. The additional 34% interest in Highland Valley Copper contributed revenues of $75 million in the fourth quarter.


REALIZED METAL PRICES AND EXCHANGE RATE
(INCLUDING THE EFFECT OF HEDGING AND SETTLEMENT ADJUSTMENTS)

                                                         FOURTH QUARTER                    YEAR TO DATE
                                               -------------------------------  -------------------------------
                                                   2004      2003  % Change        2004      2003    % Change
ZINC (US$/pound)                                   0.51      0.43      +19%        0.48      0.38        +26%
COPPER (US$/pound)                                 1.42      0.99      +43%        1.35      0.85        +59%
LEAD (US$/pound)                                   0.43      0.27      +59%        0.40      0.26        +54%
MOLYBDENUM (US$/pound)                               30         6     +400%          19         5       +280%
GOLD (US$/ounce)                                    429       383      +12%         406       359        +13%
COAL (US$/tonne)                                     57        44      +30%          52        45        +16%
CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)         1.25      1.39      -10%        1.32      1.45         -9%



4          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

PRODUCTION AND SALES

                                                      PRODUCTION                               SALES
                                           ----------------------------------   ------------------------------------
                                            FOURTH QUARTER      YEAR TO DATE       FOURTH QUARTER      YEAR TO DATE
                                             2004     2003     2004     2003      2004       2003     2004      2003
--------------------------------------------------------------------------------------------------------------------
REFINED METAL OPERATIONS
   ZINC - Thousand tonnes
     Trail                                     79       68      296      283         83        69       296      288
     Cajamarquilla                             23       33      117      129         26        35       117      131
     ---------------------------------------------------------------------------------------------------------------
                                              102      101      413      412        109       104       413      419

   LEAD - Thousand tonnes
     Trail                                     25       25       84       88         24        24        82       84

   POWER - GW.h                                                                     146       169       957      769

MINE OPERATIONS
   ZINC - Thousand tonnes
     Red Dog                                  132      143      554      579        257       204       661      567
     Antamina                                   6       21       43       82          3        21        41       79
     Pend Oreille                              10       --       17       --         10        --        17       --
     Other                                      1        1        5        4          1         1         5       36
     ---------------------------------------------------------------------------------------------------------------
                                              149      165      619      665        271       226       724      682

   COPPER - Thousand tonnes
     Highland Valley (Note 3)                  46       28      158      109         30        35       140      108
     Antamina                                  23       14       82       57         22        16        77       59
     Louvicourt                                 2        2        8       10          2         2         8       10
     ---------------------------------------------------------------------------------------------------------------
                                               71       44      248      176         54        53       225      177

   LEAD - Thousand tonnes
     Red Dog                                   32       34      117      125         60        77       127      124
     Pend Oreille                               1       --        2       --          2        --         3       --
     Polaris                                   --       --       --       --         --        --        --        7
     ---------------------------------------------------------------------------------------------------------------
                                               33       34      119      125         62        77       130      131

   MOLYBDENUM - Thousand pounds
     Highland Valley                        2,404    1,150    9,853    4,672      3,094     1,256    10,130    4,481
     Antamina                                 830       28    1,778      262        435        43       903      361
     ---------------------------------------------------------------------------------------------------------------
                                            3,234    1,178   11,631    4,934      3,529     1,299    11,033    4,842

   GOLD - Thousand ounces
     Hemlo                                     66       65      247      268         64        65       246      268
     Other                                      5        3       14       13          4         3        13       13
     ---------------------------------------------------------------------------------------------------------------
                                               71       68      261      281         68        68       259      281

   COAL - Thousand tonnes  (Note 4)
     Elk Valley Coal Partnership            2,467    2,083   9,277    6,442       2,509     2,574     9,333   7,254
     Elkview and Bullmoose                     --       --      --    1,116          --        --        --   1,500
     ---------------------------------------------------------------------------------------------------------------
                                            2,467    2,083   9,277    7,558       2,509     2,574     9,333   8,754

Notes:
(1) The above production and sales volumes refer to the company's share.

(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.

(3) The company owns 97.5% of Highland Valley Copper since March 1, 2004 and 63.9% prior to that date.

(4) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


5          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

QUARTER ENDED DECEMBER 31

                                              OPERATING                                          DEPRECIATION
($ IN MILLIONS)                             PROFIT (LOSS)                REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
                                             2004     2003              2004      2003            2004      2003
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales) (Note       $ 33    $   3            $  275      $211             $11       $12
   2)
   Red Dog (Note 2)                           100       49               263       177              14        15
   Pend Oreille                                (2)      --                11        --               2        --
   Inter-segment sales and other               (3)      (1)              (37)      (22)             --        --
   ----------------------------------------------------------------------------------------------------------------
                                              128       51               512       366              27        27

COPPER
   Highland Valley Copper (Note 3)            162       30               222        95              19        11
   Antamina (Note 4)                           59       19                92        59              10        11
   Louvicourt                                   3        1                 9         6               3         2
   ----------------------------------------------------------------------------------------------------------------
                                              224       50               323       160              32        24

GOLD
   Hemlo                                        8       10                36        37               7         3

COAL (Note 5)
   Elk Valley Coal Partnership (Note 2)        32       21               180       153               7        10
-------------------------------------------------------------------------------------------------------------------
TOTAL                                        $392     $132            $1,051      $716             $73       $64
===================================================================================================================

YEAR ENDED DECEMBER 31

                                              OPERATING                                          DEPRECIATION
($ IN MILLIONS)                             PROFIT (LOSS)                REVENUES              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
                                             2004     2003              2004      2003            2004      2003
-------------------------------------------------------------------------------------------------------------------

ZINC
   Trail (including power sales) (Note     $  135    $  24            $1,006   $   800            $ 47     $  46
   2)
   Red Dog (Note 2)                           207       42               626       408              63        65
   Pend Oreille                                (4)      --                17        --               5        --
   Polaris                                     --       --                --        22              --         1
   Inter-segment sales and other                1       --              (108)      (86)             --        --
   ----------------------------------------------------------------------------------------------------------------
                                              339       66             1,541     1,144             115       112

COPPER
   Highland Valley Copper (Note 3)            431       56               748       270              57        35
   Antamina (Note 4)                          184       26               318       100              41        20
   Louvicourt                                  13        1                34        24               9        10
   ----------------------------------------------------------------------------------------------------------------
                                              628       83             1,100       394             107        65

GOLD
   Hemlo                                       32       30               142       143              22        19

COAL (Note 5)
   Elk Valley Coal Partnership (Note 2)       125       73               645       450              31        25
   Elkview                                     --       14                --        65              --         2
   Bullmoose                                   --        4                --        32              --        --
   ----------------------------------------------------------------------------------------------------------------
                                              125       91               645       547              31        27
-------------------------------------------------------------------------------------------------------------------
TOTAL                                      $1,124     $270            $3,428    $2,228            $275      $223
===================================================================================================================

Notes:

(1) Depreciation and amortization are deducted in calculating operating profit.

(2) Comparative 2003 numbers have been restated due to the adoption of new accounting standards.

(3) Highland Valley Copper results were consolidated commencing March 1, 2004, with minority interests of 2.5% interest. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.

(4) Antamina results were proportionately consolidated commencing July 1, 2003 and equity accounted prior to that date.

(5) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


6          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                               THREE MONTHS ENDED DEC. 31            YEAR ENDED DEC. 31
                                             -------------------------------    -----------------------------
     100%                                           2004              2003             2004             2003
     ----
     Zinc production (000's tonnes)                78,800           68,100          296,000          283,100
     Lead production (000's tonnes)                25,100           24,500           84,300           87,800
     Zinc sales (000's tonnes)                     82,800           69,400          295,500          288,400
     Lead sales (000's tonnes)                     24,400           23,800           82,100           83,700
     Surplus power sold (GW.h)                        146              169              957              769
     Operating profit (loss) ($ millions)
          - Metal operations                           29                (2)*            98               (2)*
          - Power sales                                 4                5               37               26

     * Restated due to the adoption of new accounting standards for asset retirement obligations.

Trail achieved record zinc production for the second consecutive quarter, producing 78,800 tonnes of refined zinc compared with 68,100 tonnes in the fourth quarter of 2003 due mainly to process improvements. Zinc production in the fourth quarter of 2003 was curtailed by 5,000 tonnes to allow for additional power sales.

Operating profit from Trail metal operations of $29 million was a significant improvement from the fourth quarter of 2003. Higher zinc and lead prices, as well as higher zinc sales volumes contributed to the improved operating profit. The operation also benefited from higher prices and volumes of precious metals and specialty metals which contributed $16 million more to operating profits compared with the fourth quarter of 2003.

Power prices averaged US$46 per MW.h in the fourth quarter compared with US$42 per MW.h a year ago. Power sales volumes in the quarter were down from the previous year as additional power sales were made possible by zinc production curtailments in 2003.

Operating profit from metals operations in 2004 improved by $100 million over the previous year, due to higher prices for lead and zinc and increased profitability from precious metals and specialty metals operations. Also contributing to the higher operating profit was the Kivcet lead smelter which operated at record throughput rates and processed a record amount of stockpiled residues in the year.

Power sales volumes in 2004 were 24% higher than the prior year as a result of capacity upgrades completed in the third quarter of 2003. Design work for the upgrade of the last generating unit has commenced in 2004.

Trail's four year labour contracts with two local unions of United Steelworkers will expire on May 31, 2005.



7          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

RED DOG (100%)

                                               THREE MONTHS ENDED DEC. 31            YEAR ENDED DEC. 31
                                             ------------------------------     -----------------------------
     100%                                          2004             2003              2004              2003
     ----
     Tonnes mined (000's)                          1,539            1,604             6,345            6,450
     Tonnes milled (000's)                           733              750             2,948            3,154
     Zinc grade (%)                                 21.3             22.2              22.0             21.7
     Lead grade (%)                                  6.1              6.4               6.0              6.2
     Zinc recovery (%)                              84.8             85.5              85.6             84.6
     Lead recovery (%)                              66.6             65.0              65.9             63.8
     Zinc production (000's tonnes)                132.2            142.8             554.2            579.3
     Lead production (000's tonnes)                 32.1             34.1             117.0            124.9
     Zinc sales (000's tonnes)                     256.8            203.8             661.2            566.5
     Lead sales (000's tonnes)                      60.0             77.2             126.8            124.4
     Operating profit ($ millions)                   100              49*               207               42*

     * Restated due to the adoption of new accounting standards for asset retirement obligations.

Production of zinc and lead concentrates was down slightly in the fourth quarter of 2004 due to unusually harsh winter conditions and additional maintenance requirements. The increase in sales volumes in the fourth quarter was mainly the result of strong demand for zinc concentrates which resulted in early deliveries to customers.

In addition to the higher zinc sales volumes, zinc and lead prices averaged US$0.51 and US$0.43 per pound respectively in the quarter, significantly higher than US$0.43 and US$0.27 in the same quarter a year ago. Operating profit of $100 million in the fourth quarter was a significant increase from the $49 million recorded in the same period last year.

Zinc and lead production in 2004 was down slightly from the previous year, mainly the result of lower throughput due to pipe scaling problems experienced early in the year. The higher sales volumes together with higher prices for both lead and zinc resulted in an operating profit of $207 million compared with $42 million in 2003.

At December 31, 2004, zinc in concentrate available for sale, excluding production inventory at site, was 170,000 tonnes compared with 247,000 tonnes a year ago.

ANTAMINA (22.5%)

                                               THREE MONTHS ENDED DEC. 31            YEAR ENDED DEC. 31
                                             ------------------------------     ------------------------------
     100%                                           2004            2003              2004             2003
     ----
     Tonnes milled (000's)                         8,027            7,273           31,255             26,412
     Copper grade (%)                               1.45             1.17             1.34               1.19
     Zinc grade (%)                                 0.47             1.77             0.97               1.86
     Copper recovery (%)                            91.3             77.0             87.3              80.9
     Zinc recovery (%)                              79.9             77.0             73.8              78.9
     Copper production (000's tonnes)              102.7             62.9            362.1              252.4
     Zinc production (000's tonnes)                 24.3             94.2            190.1              362.7
     Molybdenum production (000's pounds)          3,689              126            7,905              1,165
     Copper sales (000's tonnes)                    99.1             69.4            341.3              260.8
     Zinc sales (000's tonnes)                      14.7             94.1            181.5              349.7

     22.5%
     Operating profit ($ millions)                    59               19              184                 26*
     Equity earnings ($ millions)                     --               --               --                 10*

     *  Antamina operating results were consolidated commencing in the third quarter of 2003.



8          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

Copper production in the fourth quarter increased significantly compared with a year ago due to higher ore grades, improved mill recoveries and higher throughput. The ore mix milled in the fourth quarter was 89% copper-only and 11% copper-zinc ores compared with 38% and 62% respectively in 2003. Mill recoveries improved significantly due to a favourable ore mix and process improvements. Zinc production was 24,300 tonnes in the fourth quarter compared with 94,200 tonnes in the fourth quarter of 2003 as a result of the change in ore mix.

Molybdenum production of 3.7 million pounds (company's share - 830,000 pounds) in the fourth quarter was significantly higher than a year ago due to higher ore grades and significantly higher recoveries resulting from metallurgical process improvements.

Copper sales volumes were 99,100 tonnes in the fourth quarter compared with 69,400 tonnes in 2003 as a result of the higher production levels. Zinc sales volumes in the fourth quarter were significantly lower than a year ago. The company's share of operating profit in the fourth quarter was $59 million compared with $19 million in 2003 due mainly to significantly higher copper and zinc prices and higher copper sales volumes.

The removal of lake sediments was completed in the second quarter of 2004 allowing access to ores with higher copper content and more favourable milling characteristics. This resulted in increased throughput in the year and higher copper production which was 43% higher than a year ago and a 48% reduction in zinc production. As a result of significantly higher copper production and copper and zinc prices, the company's share of operating profits of $184 million in 2004 was significantly higher than a year ago.

A program of infill drilling and analysis to facilitate better short and long-term mine planning and to enhance the accuracy of the current reserve model is progressing on schedule. The drilling program was completed in September and preliminary evaluation of the results support previous resource estimates. The results of the drilling program are being fully analyzed and incorporated into a new reserve model to be completed in mid 2005.

HIGHLAND VALLEY COPPER (97.5%)*

                                                         THREE MONTHS ENDED DEC. 31         YEAR ENDED DEC. 31
                                                      ------------------------------   -----------------------------
     100%                                                    2004             2003            2004             2003
     ----
     Tonnes mined (000's)                                  16,998           15,774          65,837           67,494
     Tonnes milled (000's)                                 12,891           12,601          50,623           49,030
     Copper grade (%)                                        0.41             0.39            0.38             0.39
     Copper recovery (%)                                     89.7             90.0            87.7             88.5
     Copper production (000's tonnes)                        47.1             43.6           170.3            170.4
     Copper sales (000's tonnes)                             31.1             54.0           156.1            168.7
     Molybdenum production (million lbs)                      2.5              1.8            10.7              7.3
     Molybdenum sales (million lbs)                           3.2              2.0            10.8              7.0
     Company's share of operating profit ($ millions)*        162               30             431               56

     * The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest in HVC, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 47,100 tonnes in the fourth quarter was 8% higher than production in the fourth quarter of 2003 due mainly to higher ore grades. Molybdenum production in the quarter of 2.5 million pounds was an increase of 39% over a year ago due to higher ore grades and improved mill recoveries.


9          TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

Operating profit of $162 million in the fourth quarter was significantly higher than the $30 million recorded in the fourth quarter of 2003. Molybdenum sales contributed $110 million to revenues in the fourth quarter compared with $10 million a year ago with increased production and sales volumes. Molybdenum prices have quadrupled compared to over a year ago and averaged US$30 per pound in the quarter. In addition, the company increased its interest in the mine after acquiring an additional 34% in the first quarter of 2004.

Copper production in 2004 was unchanged from the previous year. Production of molybdenum increased significantly, primarily due to process improvements and higher ore grades. The company's share of mine profits was $431 million in the year compared with $56 million in 2003. The increase was due mainly to higher molybdenum production, higher prices for both copper and molybdenum and the additional 34% interest in the mine. Sales revenues from molybdenum, a by-product, were $248 million in the year as prices increased from US$5 per pound in 2003 to average US$19 per pound in 2004.

The mine has been conducting studies to extend the mine life by approximately five years to 2013. A new mining plan is being developed for a push back of the pit wall and an expansion of the Valley pit. Implementation of the extension is dependent upon the resolution of geotechnical issues in both the Valley and Lornex pits. Some minor changes have been made to the short-term mining plan to facilitate the potential extension. A final decision on the extension is expected to be made in 2006, and if the decision is made not to proceed with the extension, mining is expected to be completed at the end of 2008.

HEMLO GOLD MINES (50%)

                                              THREE MONTHS ENDED DEC. 31             YEAR ENDED DEC. 31
                                             ------------------------------     -----------------------------
     100%                                           2004             2003              2004             2003
     ----
     Tonnes milled (000's)                           918              933             3,662            3,576
     Tonnes per day                                9,978           10,141            10,005            9,797
     Grade (g/tonne)                                 4.8              4.6               4.5              4.9
     Mill recovery (%)                              93.5             95.1              94.0             95.0
     Production (000's ozs)                          133              130               495              536
     Sales (000's ozs)                               130              130               493              536
     Cash operating cost per ounce (US$)             267              253               266              239
     Company's 50% share of operating
        profit ($ millions)                            8               10                32               30

Gold production of 133,000 ounces in the fourth quarter was similar to the same period last year. The average gold price received was US$429 per ounce in the fourth quarter compared with US$383 per ounce in fourth quarter of 2003. Cash operating costs per ounce increased to US$267 compared with US$253 in the previous year mainly as a result of the weaker U.S. dollar.

Gold production in 2004 was 495,000 ounces, which was 41,000 ounces lower than a year ago due to problems with ground conditions at both the Williams and the David Bell mines necessitating changes to mining sequences and resulting in lower ore grades. Operating profit of $32 million improved slightly from 2003 due mainly to a higher realized gold price.


10         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

ELK VALLEY COAL PARTNERSHIP (38%)

                                              THREE MONTHS ENDED DEC. 31                  YEAR ENDED DEC. 31
                                             ------------------------------     -----------------------------
     100%                                           2004             2003              2004             2003
     ----
     Coal production (000's tonnes)                6,493            5,953            24,889           18,406
     Coal sales (000's tonnes)                     6,605            7,353            25,004           20,725
     Average sale price (US$/tonne)                   57*              44*               52*              45*
     Average sale price (Cdn$/tonne)                  76               63                73               65
     Operating expenses (Cdn$/tonne)
        Cost of product sold                          28               29                26               28
        Transportation and other                      32               24                29               25
     Company's share of operating
        profit ($ millions)                           32               21**             125               73**

     Note:
         Results from Elk Valley Coal Partnership in 2004 represent the company's 35% interest in the first quarter and 38% from April 1, 2004. Results from the Elk Valley Coal Partnership in 2003 represent ten months of operations ended December 31, 2003. The company holds an additional 5.4% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 43.4% effective interest since April 1, 2004.

     * Average coal sale prices include freight charges which are also included in transportation costs.

     ** Restated due to the adoption of new accounting standards for asset retirement obligations.

The Coal Partnership produced 6.5 million tonnes in the fourth quarter, an increase of 540,000 tonnes from the fourth quarter of 2003 as total waste and raw coal mined in the quarter increased by 8% over the same period in 2003.

Coal sales volumes of 6.6 million tonnes were lower than the fourth quarter of 2003, due mainly to a planned drawdown of inventory in the same period last year. The average coal price in the fourth quarter was US$57/tonne reflecting the higher coal price terms of the 2004 coal year. The company's share of operating profit was $32 million in the fourth quarter, which was a significant increase from $21 million in the same period last year due mainly to the higher realized coal price, partially offset by the weaker U.S. dollar and higher transportation costs.

In 2004, the company's share of coal production from the Coal Partnership increased to 9.3 million tonnes, up from 7.3 million tonnes in 2003. The lower production in 2003 represented ten months of production after the formation of the Coal Partnership at the end of February in 2003. Difficulties with rail shipments resulted in increased demurrage charges and slower deliveries to customers. These demurrage costs, which occurred mostly in the first quarter, and higher rail rates resulted in higher transportation costs per tonne. Due mainly to higher coal prices, the company's share of operating profits increased from $73 million in 2003 to $125 million this year.

The Collective agreement at the Coal Mountain mine expired on December 31, 2004 and collective agreements at Line Creek and Elkview operations will expire in May and October of 2005, respectively. Work stoppages could occur should an agreement not be reached at these operations.

Elk Valley Coal is in dispute with CP Rail, its primary rail service provider, over freight rates for rail transportation of its coal from its mining operations to West Coast port terminals. In January 2005, Elk Valley Coal and CPR agreed to engage in confidential non-binding mediation concerning the dispute, and to suspend ongoing legal proceedings pending the outcome of mediation. Discussions are continuing and provisions have been made in the accounts for the disputed amounts. An unfavourable resolution of the dispute could result in a material increase in future rail rates charged to Elk Valley Coal.


11         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

Coal production capacity expansions at the Elk Valley Coal operations are progressing well. The first phase of the Cheviot Creek development is largely complete and coal production commenced in November 2004. The full production rate of 2.8 million tonnes per annum from Cheviot Creek is expected to be achieved in the third quarter of 2005. Plant expansion to increase processing capacity at the Fording River mine by 1.0 million tonnes to 10.5 million tonnes annually is expected to be completed at the end of the second quarter of 2005.

All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have been applied to the Federal Court seeking a further environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain provincial approvals in connection with the project. The Environmental Assessment Board heard the appeal in mid-January and the parties are awaiting a decision. The board dismissed an appeal filed by a second individual. Elk Valley Coal Partnership is of the opinion that potential outcomes from these proceedings do not represent a material risk to the ongoing mining at the Cheviot Creek pit. However, negative decisions related to these legal issues could impact future operations.

In December, Elk Valley Coal Partnership entered into letters of intent with two major steel producers, Nippon Steel Corporation (NSC) and POSCO. The letters of intent contemplate that NSC and POSCO will enter into ten year sales contracts covering an aggregate of 4.85 million tonnes of metallurgical coal per annum for 2005, increasing to 6.25 million tonnes per annum for 2007 and onwards. In addition, each of NSC and POSCO will acquire for US$25 million a 2.5% equity interest in the Elkview mine. These proceeds will be used to increase the annual production capacity of the Elkview mine from six million tonnes to seven million tonnes. The transactions are expected to be completed in the first quarter of 2005, subject to board approvals, due diligence and negotiation and settlement of binding agreements.

Coal price information is discussed under the Outlook section.

COSTS AND EXPENSES

Interest expense was $14 million in the fourth quarter of 2004, a reduction from $16 million in the prior year as a result of lower debt balances. The lower debt balances were the result of repayments, the conversion and redemption of debt totalling $202 million and the translation of U.S. dollar denominated debt at more favourable U.S. dollar exchange rates.

Administration expense was $4 million higher in the fourth quarter compared with a year ago, due in part to a $2 million increase in stock-based compensation expense.

Included in other income of $24 million in the fourth quarter, was a $12 million gain in respect of a copper-price participation payment related to the sale of Quebrada Blanca in 2000. In addition, there was a $12 million gain relating to the sale of the Pebble Copper property in Alaska.

Income and resource tax expense of $97 million in the fourth quarter represents a 26% composite tax rate for the company's income from various jurisdictions. This composite tax rate is lower than the Canadian statutory income tax rate of 35% due mainly to the recognition of previously unrecognized tax loss carry-forwards on U.S. operations where a significant proportion of the earnings occurred.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items was $400 million in the fourth quarter compared with $139 million a year ago due mainly to higher commodity prices. Cash flow from operations after changes in non-cash working capital items was $459 million compared with $208 million in the previous year.


12         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

Capital expenditures in the fourth quarter were $68 million compared with $48 million in the fourth quarter of 2003, including $35 million of sustaining capital expenditures and $33 million of development expenditures. Development expenditures comprised $27 million for the Pogo gold project, and the company's share of expenditures for the development of the Cheviot coal mine of $6 million.

Long-term debt reduction in the fourth quarter totalled $290 million, including $202 million on the conversion of the convertible debentures and $56 million relating to the sale of the Cajamarquilla zinc refinery. At the end of the year, the company had a cash balance of $907 million and debt of $665 million excluding the Inco exchangeable debentures.

At December 31, 2004 the company had bank credit facilities aggregating $768 million, 89% of which mature in 2007 and beyond. Unused credit lines under these facilities amounted to $655 million, after issuing letters of credit for $113 million.

In November, the company increased its semi-annual dividend from $0.10 per share to $0.20 per share, and stated its intention to pay two semi-annual dividends at the new rate in 2005.

CORPORATE DEVELOPMENT

In November, the company announced the appointment of Donald R. Lindsay as President effective January 1, 2005. Mr. Lindsay was formerly President of CIBC World Markets, as well as its Head of Canadian Investment and Corporate Banking and Head of the Asia Pacific Region.

On December 15, 2004 the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery in Peru for $224 million comprising cash of $168 million (US$142 million) and the assumption of debt totalling $56 million (US$47 million). The company recorded a $12 million after-tax gain on the sale. In addition, the company will receive US$360,000 for each one cent the annual average LME zinc price exceeds US$0.454 per pound in each of the first five calendar years after the sale, and will receive an amount between US$4.25 million and US$12.75 million, on a declining basis, if the purchaser commences a substantial expansion of the refinery capacity in the three years following the sale.

Construction of the Pogo gold mine (Teck Cominco 40%) in Alaska is progressing on schedule. The underground mining contractor commenced mobilization in December and will carry out the underground pre-production development as well as the installation of the ore conveyor system. The mine is expected to start up in the first quarter of 2006.

The Pend Oreille mine reached commercial production in August 2004. The throughput rate continued to improve in the fourth quarter reaching 76% of design capacity. The mine is expected to operate at design capacity and produce 83,000 tonnes of zinc concentrate and 14,000 tonnes of lead concentrate in 2005.

OUTLOOK

The company's share of estimated 2005 production volumes for its major products are as follows:

                                                             2004         2005
                                                           ACTUAL         PLAN
                                                           ------         ----
    Refined zinc - Trail (000's tonnes)                       296          295
    Refined zinc - Cajamarquilla (000's tonnes)               117           --
    Refined lead (000's tonnes)                                84           95
    Metallurgical coal (000's tonnes)                       9,300        10,600*
    Zinc in concentrate (000's tonnes)                        619          670
    Lead in concentrate (000's tonnes)                        119          113
    Copper in concentrate (000's tonnes)                      248          275
    Molybdenum (000's pounds)                              11,600        7,200
    Gold (000's ounces)                                       261          254

    * Excluding the company's indirect interest in Elk Valley Coal Partnership through its investment in Fording Canadian Coal Trust units.


13         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

Some of the information on production outlook have been disclosed in the Operations section.

Coal production in 2005 is expected to increase by 17% over 2004 as a result of the development of the Cheviot Creek pit and the capacity expansion at the Fording River mine. Zinc production is expected to increase at the Pend Oreille mine as the mine has made significant progress to reach design production capacity. Copper production is expected to increase by 10% in 2005, with planned production increases at both the Highland Valley Copper and Antamina mines due to expected higher copper ore grades. Molybdenum production is expected to decrease at the Highland Valley Copper mine due to lower molybdenum ore grades.

Metal prices, the main reason for the record earnings of the company, have remained strong but volatile in recent months due to a number of factors, including strong demand, uncertainty over the U.S. dollar and concern over the world economy. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

Substantially all of Elk Valley Coal Partnership's hard coking coal sales for the 2005 coal year beginning April 1, 2005 have been priced at an average of $125 per tonne. Some of the 2005 calendar year sales include coal priced at the 2004 coal year prices. As a result of this and other factors, the weighted average price of 2005 calendar year sales are expected to be approximately US$100 per tonne, nearly double the weighted average price of US$52 per tonne in calendar 2004.

The Canadian dollar's recent strength against the U.S. dollar will have a negative impact on the company's earnings because the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based. Metal prices, however, have increased to reflect a weaker U.S. dollar as well as responding to tight market conditions.

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

The company's capital expenditures in 2005 are estimated to be $280 million, with $170 million of sustaining capital expenditures and $110 million of development expenditures. The majority of the development expenditures are for the company's share of the Pogo gold project.

CONTINGENCIES

LAKE ROOSEVELT

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. TCML has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.


14         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

COMPETITION INVESTIGATION

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the on-going investigation or when the on-going investigation will be completed. The company is co-operating in the continuing investigation.

TAX RECOVERY
The company has previously appealed the assessment of mining taxes by the Province of Ontario on gold hedging gains at the Williams mine. In a similar case, the Supreme Court of Ontario has recently ruled that hedging gains are exempt from Ontario mining taxes. The Province of Ontario has sought leave to appeal this ruling to the Supreme Court of Canada. The company is currently assessing the effect of this court ruling and has not recorded any recovery of the disputed amounts pending a possible appeal and the results of discussions with the Province of Ontario. The amount of mining taxes and interest which may be recovered is approximately $16 million.

CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004 the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $210 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $23 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings.

STOCK-BASED COMPENSATION

The company has adopted the fair value method of accounting for stock-based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock-based awards granted to directors and employees in the year.


15         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003. The stock-based compensation expense with respect to stock options and deferred and restricted share units granted in 2004 amounts to $0.4 million in the first quarter, $3.3 million in the second quarter, $1.7 million in the third quarter, and $2 million in the fourth quarter.

HEDGE ACCOUNTING

On January 1, 2004 the company adopted the recommendations of Accounting Guideline 13 on documentation and hedge effectiveness testing standards which must be met to apply hedge accounting to derivative instruments. The company continues to be eligible for hedge accounting treatment for its U.S. dollar forward sales, certain of its forward sale and purchase contracts for its products, foreign exchange gains and losses on U.S. dollar borrowings and the Inco exchangeable debenture. Contracts which do not qualify for hedge accounting treatment are marked to market. No adjustment was required to retained earnings as a result of the adoption of this standard.

UNDERGROUND AMORTIZATION

Effective January 1, 2004 the company adopted the block model method of underground amortization. Under this method underground development costs related to the development of particular sections of a mine are amortized over the reserves of that section. Previously the company did not differentiate between sections, with costs going into a common pool and amortized over the reserves of the mine. This resulted in an escalating amortization charge over the life of the mine. The application of the new method, which is considered to be the preferred practice, has resulted in a $4 million charge to opening retained earnings and will decrease future amortization charges at the Hemlo mines by $1 million per year.

DEPRECIATION IN INVENTORY

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

FINANCIAL INSTRUMENTS

In the fourth quarter of 2004, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $30 million.

The unrealized market gain on hedging positions, principally foreign exchange contracts, totalled $90 million as at December 31, 2004.


16         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)                2004*                            2003*
                                          ------------------------------   -----------------------------
                                              Q4      Q3      Q2      Q1       Q4     Q3      Q2      Q1
Revenues                                   1,051     925     777     675      716    545     460     507
Operating profit                             392     332     221     179      132     62      33      43
Net earnings                                 285     120     116      96      104     16       9       5
Earnings per share                         $1.42   $0.62   $0.60   $0.51    $0.56  $0.08   $0.04   $0.03
Cash flow from continuing operations         400     326     235     182      139     79      52      44

* Certain numbers have been restated due to the adoption of new accounting standards and the treatment of Cajamarquilla. as a discontinued operation.

OUTSTANDING SHARE DATA

As at January 27, 2005, there were 196,685,420 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares (Class A shares) outstanding. In addition, there were outstanding 4,425,514 director and employee stock options with exercise prices ranging between $6.39 and $25.09 per share. Of this amount 836,000 stock options vest in equal amounts over three years beginning in the first quarter of 2005. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion are set out in note 13 of the company's 2003 year-end financial statements.

CHANGE IN TRADING SYMBOLS OF THE COMPANY'S EQUITY SECURITIES

The Toronto Stock Exchange has introduced a new stock symbol naming convention which clearly identifies the voting rights of equity securities. Accordingly on December 6, 2004, the company's Class A Common shares, which traded under the symbol TEK.A, now trade under the symbol TEK.MV.A, the MV suffix denoting the multiple voting nature of the Class A Common shares. Similarly the company's Class B Subordinate Voting shares, which traded under the symbol TEK.B, now trade under the symbol TEK.SV.B, the SV suffix denoting the subordinate voting rights of these securities. Under the company's share structure, the holder of each Class A Common share is entitled to 100 votes and the holder of each Class B Subordinate Voting share is entitled to a single vote at shareholder meetings.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.


17         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q4/2004 financial results on Thursday, February 3, 2005 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at WWW.TECKCOMINCO.COM. The webcast is also available at WWW.NEWSWIRE.CA and WWW.Q1234.COM. The webcast will be archived at WWW.TECKCOMINCO.COM.







18         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
=============================================================================================================================
                                                                   THREE MONTHS ENDED                   YEAR ENDED
                                                                      DECEMBER 31                       DECEMBER 31
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                   2004              2003            2004             2003
=============================================================================================================================
                                                                             As Restated                       As Restated
                                                                                 (Note 2)                          (Note 2)
REVENUES                                                        $1,051              $716          $3,428            $2,228
COST OF OPERATIONS                                                (586)             (520)         (2,029)           (1,735)
DEPRECIATION AND AMORTIZATION                                      (73)              (64)           (275)             (223)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                   392               132           1,124               270

OTHER EXPENSES
     General, administration and marketing                         (17)              (13)            (68)              (55)
     Interest on long-term debt                                    (14)              (16)            (61)              (65)
     Exploration                                                   (14)               (8)            (42)              (30)
     Research and development                                       (3)               (2)            (14)              (14)
     Other income (expense) (Note 6)                                24                (6)             24                 1

GAIN ON SALE OF LOS FILOS PROPERTY                                  --                58              --                58

WRITEDOWN OF INVESTMENT (NOTE 4)                                    --                --             (64)               --

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS BEFORE THE FOLLOWING                                  368               145             899               165

PROVISION FOR INCOME AND RESOURCE TAXES                            (97)              (44)           (305)              (50)

EQUITY EARNINGS FROM ANTAMINA                                       --                --              --                10

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                            271               101             594               125

NET EARNINGS FROM DISCONTINUED OPERATION
  (NOTE3(C))                                                        14                 3              23                 9

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                    $  285              $104          $  617            $  134
=============================================================================================================================

BASIC EARNINGS PER SHARE                                         $1.42             $0.56           $3.18             $0.71
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS              $1.35             $0.54           $3.06             $0.66
DILUTED EARNINGS PER SHARE                                       $1.34             $0.52           $2.99             $0.68
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS            $1.27             $0.50           $2.88             $0.64
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)                    199,837           185,422         192,993           184,823

SHARES OUTSTANDING AT END OF PERIOD (000'S)                    201,356           186,492         201,356           186,492


19         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
=============================================================================================================================
                                                                    THREE MONTHS ENDED                    YEAR ENDED
                                                                        DECEMBER 31                       DECEMBER 31
(IN MILLIONS OF DOLLARS)                                             2004           2003               2004            2003
=============================================================================================================================
                                                                              As Restated                       As Restated
                                                                                  (Note 2)                          (Note 2)
OPERATING ACTIVITIES
        Net earnings from continuing operations                      $271           $ 101            $  594           $ 125
        Items not affecting cash:
           Depreciation and amortization                               73              64               275             223
           Future income and resource taxes                            62              14               199               6
           Writedown of investment (Note 4)                            --              --                64              --
           Gain on sale of assets                                     (12)            (45)              (16)            (45)
           Other                                                        6               5                27               5
        ---------------------------------------------------------------------------------------------------------------------
                                                                      400             139             1,143             314
        Net change in non-cash working capital items                   59              69               (27)             27
        ---------------------------------------------------------------------------------------------------------------------
                                                                      459             208             1,116             341
FINANCING ACTIVITIES
        Short-term bank loans                                          --             (14)               --              --
        Increase in long-term debt                                     --              --                --             250
        Repayment of long-term debt                                   (17)           (136)             (124)           (259)
        Interest on exchangeable debentures                            (3)             (2)               (5)             (5)
        Class B subordinate voting shares issued                       14              21               126              24
        Dividends paid                                                (41)            (18)              (60)            (37)
        ---------------------------------------------------------------------------------------------------------------------
                                                                      (47)           (149)              (63)            (27)
INVESTING ACTIVITIES
        Property, plant and equipment                                 (68)            (48)             (216)           (158)
        Acquisition of additional interest in Highland
           Valley Copper (Note 3(b))                                   --              --               (80)             --
        Investment in coal partnership and income trust                --              --                --            (275)
        Investments                                                    (2)            (27)              (52)            (22)
        Proceeds from sale of Cajamarquilla                           156              --               156              --
        Proceeds from sale of Los Filos                                --              49                --              49
        Proceeds from sale of investments and assets                    3               2                21              24
        Deferred payment received from Aur Resources Inc.              --              --                --              48
        Contributions to pension plans                                 --              --               (34)             (9)
        Cash recognized upon consolidation of Antamina                 --              --                --              41
        ---------------------------------------------------------------------------------------------------------------------
                                                                       89             (24)             (205)           (302)
EFFECT OF EXCHANGE RATE CHANGES ON CASH                               (22)             --               (40)             (6)

-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH FROM CONTINUING OPERATIONS                           479              35               808               6

INCREASE (DECREASE) IN CASH FROM DISCONTINUED
       OPERATION (NOTE 3(C))                                           (1)              1                 3              (1)
-----------------------------------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                      478              36               811               5

CASH AT BEGINNING OF PERIOD                                           429              60                96              91

-----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                $907          $   96            $  907          $   96
=============================================================================================================================


20         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
=============================================================================================================================
                                                                                          DECEMBER 31             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                         2004                    2003
=============================================================================================================================
                                                                                                                  As Restated
                                                                                                                     (Note 2)
ASSETS
CURRENT ASSETS
      Cash and short-term investments                                                           $ 907                    $ 96
      Accounts and settlements receivable                                                         364                     315
      Production inventories                                                                      410                     387
      Supplies and prepaid expenses                                                               130                     135
      ------------------------------------------------------------------------------------------------------------------------
                                                                                                1,811                     933

INVESTMENTS                                                                                       469                     478

PROPERTY, PLANT AND EQUIPMENT                                                                   3,488                   3,723

OTHER ASSETS                                                                                      291                     241

------------------------------------------------------------------------------------------------------------------------------
                                                                                               $6,059                  $5,375
==============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities                                                  $ 422                   $ 334
      Current portion of long-term debt                                                            38                      58
      ------------------------------------------------------------------------------------------------------------------------
                                                                                                  460                     392

LONG-TERM DEBT                                                                                    627                   1,045
OTHER LIABILITIES                                                                                 608                     618
FUTURE INCOME AND RESOURCE TAXES                                                                  895                     645
DEBENTURES EXCHANGEABLE FOR INCO SHARES                                                           248                     248
SHAREHOLDERS' EQUITY (NOTE 8)                                                                   3,221                   2,427

------------------------------------------------------------------------------------------------------------------------------
                                                                                               $6,059                  $5,375
==============================================================================================================================


21         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
==============================================================================================================================
                                                                       THREE MONTHS ENDED                  YEAR ENDED
                                                                          DECEMBER 31                      DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                2004            2003            2004            2003
------------------------------------------------------------------------------------------------------------------------------
                                                                                 As Restated                     As Restated
                                                                                     (Note 2)                        (Note 2)
BALANCE AT BEGINNING OF PERIOD                                        $  806            $410          $  581            $472



Adjustment on adoption of new accounting standards (Note 2(f))            --              --             (86)            (71)
------------------------------------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                               806             410             495             401
Net earnings                                                             285             104             617             134
Dividends                                                                (41)            (18)            (60)            (37)
Exchangeable debentures interest, net of tax                              (1)             (1)             (3)             (3)

------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                              $1,049            $495          $1,049            $495
==============================================================================================================================




22         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


1.   BASIS OF PRESENTATION

     These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company.


2.   CHANGES IN ACCOUNTING POLICIES

     Effective January 1, 2004, the company adopted the following changes in accounting policies:

     (a) Asset retirement obligations

         The company has adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 on asset retirement obligations. Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability is accreted over time through periodic charges to earnings. In addition the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Previously, the company accrued these costs on a straight-line basis over the life of the facility. This change in accounting policy was adopted retroactively and resulted in an increase in long-term liability of $210 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $23 million and a decrease to opening retained earnings of $74 million.

         Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation on an undiscounted basis before an inflation factor of 2.75% is estimated to be approximately $276 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $2 million per annum for 2005-2030, and $8 million per annum for 2030-2104. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, from one year for plans which are already in progress to over 100 years for the longest plan.

         Under the standard, future asset retirement obligations are not recorded where the timing or amount of remediation costs cannot be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and provisions are recorded for each of these sites. The company's refining and smelting facilities are not finite life operations and neither the timing nor amounts which may be required to retire these facilities can be estimated at this time. In these cases recorded liabilities are limited to secondary sites and components of the facilities where costs and expected dates of retirement and remediation are capable of estimation.

     (b) Stock-based compensation

         Effective January 1, 2004, the company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. As a result, the company is required to expense stock options issued to employees, directors and non-employees. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

         The company has applied the new provisions retroactively. As a result, a cumulative decrease of $8 million to retained earnings and a corresponding increase to contributed surplus was recorded on January 1, 2004 with respect to stock options granted in 2002 and 2003. Net earnings for 2003 were restated by $3 million as a result of the new standard.


23         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


2.   CHANGES IN ACCOUNTING POLICIES, CONTINUED

     (c) Underground amortization

         Effective January 1, 2004, the company has adopted the block amortization method for amortizing underground development costs. Under this method capital costs associated with the development of each section of the mine are amortized over the reserves of that particular section of the mine. Previously all capitalized underground development costs were amortized over the reserves of the mine as a whole. As a result of this change in policy, the company has recorded an adjustment reducing opening retained earnings and property plant and equipment by $4 million each. Adjustments to earnings reported in 2003 were not significant.

     (d) Depreciation in inventory

         A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any prior year but does affect reported inventory and property, plant and equipment values. As a result, the company increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

     (e) Hedge accounting

         On January 1, 2004 the company adopted the recommendations of Accounting Guideline 13 on documentation and hedge effectiveness testing standards which must be met to apply hedge accounting to derivative instruments. The company continues to be eligible for hedge accounting treatment for its U.S. dollar forward sales, certain of its forward sale and purchase contracts for its products, foreign exchange gains and losses on U.S. dollar borrowings and the Inco exchangeable debenture. Contracts which do not qualify for hedge accounting treatment are marked to market. No adjustment was required to retained earnings as a result of the adoption of this standard.

     (f) Prior period restatements

         The following is a summary of the after-tax effect on retained earnings and net earnings arising from changes in accounting policies, applied retroactively:

                                                                                                   YEAR ENDED
                                                                                                   DECEMBER 31
         (IN MILLIONS OF DOLLARS)                                                           2004                  2003
         ---------------------------------------------------------------------------------------------------------------

         Retained earnings, at the beginning of period as previously reported                581                   472
            Asset retirement obligations (Note 2(a))                                         (74)                  (62)
            Stock-based compensation (Note 2(b))                                              (8)                   (5)
            Underground amortization (Note 2(c))                                              (4)                   (4)

         ---------------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of the period
             as restated on adoption of new accounting standards                             495                   401
         ===============================================================================================================

                                                                              THREE MONTHS ENDED            YEAR ENDED
         (IN MILLIONS OF DOLLARS)                                              DECEMBER 31, 2003     DECEMBER 31, 2003
         ---------------------------------------------------------------------------------------------------------------

         Net earnings, prior to restatement                                                  107                   149
            Asset retirement obligations (Note 2(a))                                          (3)                  (12)
            Stock-based compensation (Note 2(b))                                              --                    (3)

         ---------------------------------------------------------------------------------------------------------------
         Net earnings, as restated on adoption of new accounting standards                   104                   134
         ===============================================================================================================


24         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


3.   BUSINESS DEVELOPMENT ACTIVITIES

     (a) Increased interest in the Elk Valley Coal Partnership

         On July 20, 2004, the company reached an agreement with the Fording Canadian Coal Trust on synergies realized and the resulting increases to the company's interest in the Elk Valley Coal Partnership. As a result of this agreement, the company's direct interest was increased by 3% to 38% effective April 1, 2004 with further increases of 1% on each of April 1, 2005 and April 1, 2006, bringing the company's total direct interest to 40% at that date. The company also owns 4.3 million units of the Fording Canadian Coal Trust, and as a result, the company's direct and indirect interest in the Partnership increased to
         43.43 % as of April 1, 2004.

         The company has treated the additional interest as part of the consideration for the assets contributed on the formation of the Elk Valley Coal Partnership and accordingly no gain has been recorded. The company has adjusted its balance sheet to reflect the additional 3% share of the assets and liabilities of the Partnership and included its additional share of the Partnership revenue, expenses and cash flow effective April 1, 2004.

     (b) Acquisition of additional interest in Highland Valley Copper

         On March 2, 2004, the company completed the acquisition of an additional 33.6% interest in the Highland Valley Copper mine in British Columbia to increase the company's share of the mine to 97.5%. As the mine is no longer treated as a joint venture for accounting purposes, the mine is now fully consolidated in the company accounts beginning in March. The transaction has been accounted for using the purchase method as follows:

                                                                    ($ MILLIONS)
        ------------------------------------------------------------------------

        Purchase price
             Cash paid for 33.6% interest                                  $112
             Less cash acquired as part of the transaction                  (32)

        ------------------------------------------------------------------------
        Total cost of acquisition                                          $ 80
        ========================================================================

        Assets acquired
             Current assets (excluding cash)                               $ 29
             Property, plant and equipment                                  154
             Other assets                                                     9
        ------------------------------------------------------------------------
                                                                            192
        Liabilities assumed
             Current liabilities                                             (8)
             Long-term liabilities                                         (104)
        ------------------------------------------------------------------------
                                                                           (112)

        ------------------------------------------------------------------------
        Net assets acquired                                                $ 80
        ========================================================================

     (c) Sale of Cajamarquilla zinc refinery

         On December 15, 2004 the company completed the sale of its 85% interest in the Cajamarquilla zinc refinery for proceeds of $168 million (US$142 million) after repaying $56 million (US$47 million) of bank indebtedness.


25         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


3.   BUSINESS DEVELOPMENT ACTIVITIES, CONTINUED

     The company recorded an after-tax gain of $12 million on the transaction. For accounting purposes, Cajamarquilla is considered a discontinued operation and its results for 2004 and prior years are presented as a single line item on the Statement of Earnings and Cash Flow. Summarized Statements of Earnings and Cash Flow for the discontinued operation are as follows:

                                                        THREE MONTHS ENDED                   YEAR ENDED
                                                           DECEMBER 31                      DECEMBER 31
     (IN MILLIONS OF DOLLARS)                         2004            2003              2004            2003
     =========================================================================================================
     Revenues                                         $ 38            $ 51             $ 196           $ 182
     Cost of sales                                     (33)            (44)             (173)           (164)
     ---------------------------------------------------------------------------------------------------------
                                                         5               7                23              18

     Marketing expense                                  (1)             (1)               (2)             (2)
     Interest expense                                   --              (1)               (3)             (4)
     Other expense                                      (1)             (1)               (2)             (1)
     ------------------------------------------------------- -- ------------- ---- ---------- --- ------------
                                                         3               4                16              11

     Income taxes                                       (1)             (1)               (5)             (2)
     ---------------------------------------------------------------------------------------------------------
     Net earnings from operation                         2               3                11               9

     Gain on disposition                                12              --                12              --
     ---------------------------------------------------------------------------------------------------------
     Net earnings from discontinued operation           14               3                23               9
     =========================================================================================================

     Cash flow from:
        Operating activities                             4               5                26              13
        Financing activities                            (5)             (2)              (20)             (9)
        Investing activities                            --              (1)               (2)             (4)
        Effect of exchange rates on cash                --              (1)               (1)             (1)
     ---------------------------------------------------------------------------------------------------------
     Net increase in cash                               (1)              1                 3              (1)
     =========================================================================================================


4.   WRITE-DOWN OF INVESTMENT IN SONS OF GWALIA

     On August 29, 2004, Sons of Gwalia, in which the company has a 9% equity interest, appointed Voluntary Administrators under the Australian Corporations Act 2001 and its shares were suspended from trading. Accordingly, the company fully provided for its investment in Sons of Gwalia of $64 million ($52 million on an after-tax basis) in the third quarter.


5.       SUPPLEMENTARY CASH FLOW INFORMATION

                                                           THREE MONTHS ENDED                 YEAR ENDED
                                                               DECEMBER 31                    DECEMBER 31
     (IN MILLIONS OF DOLLARS)                               2004        2003               2004        2003
     ----------------------------------------------------------------------------------------------------------
     Interest paid                                            $2          $2                $50         $57
     Income and resource taxes paid                          $20          $7                $79         $14


26         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


6.   OTHER INCOME (EXPENSE)

                                                                      THREE MONTHS ENDED                 YEAR ENDED
                                                                         DECEMBER 31                    DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                          2004        2003               2004        2003
     ---------------------------------------------------------------------------------------------------------------------
                                                                             As Restated                    As Restated
                                                                                (Note 2)                       (Note 2)
     Income from Fording Canadian Coal Trust                          $   5       $   4              $  13       $  10
     Gain on sale of investments                                         16           5                 25          22
     Interest and investment income                                       5           1                 10           5
     Insurance proceeds                                                  --          14                 12          20
     Additional Quebrada Blanca sales proceeds                           12          --                 12          --
     Asset retirement obligation expense                                (13)        (17)               (26)        (24)
     Minority interests                                                  (4)         --                 (9)         --
     Reduction in carrying value of investments                          (2)         --                 (6)         --
     Miscellaneous income (expense)                                       5         (13)                (7)        (32)

     ---------------------------------------------------------------------------------------------------------------------
                                                                      $  24       $  (6)             $  24        $  1
     ======================================================================================================================

7.   EMPLOYEE FUTURE BENEFITS EXPENSE
                                                                       THREE MONTHS ENDED                 YEAR ENDED
                                                                           DECEMBER 31                   DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                           2004        2003               2004        2003
     ----------------------------------------------------------------------------------------------------------------------

     Pension plans                                                      $  9         $10                $40          $40
     Post-retirement benefit plans                                         5           4                 22           21

     ----------------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                    $14         $14                $62          $61
     ======================================================================================================================

8.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity
                                                                                            DECEMBER 31      DECEMBER 31
        (IN MILLIONS OF DOLLARS)                                                                   2004             2003
        -------------------------------------------------------------------------------------------------------------------
                                                                                                             As Restated
                                                                                                                 (Note 2)
        Exchangeable debentures (due 2024)                                                      $   107          $   107
        Share capital                                                                             2,124            1,811
        Contributed surplus                                                                          58               57
        Retained earnings                                                                         1,049              495
        Cumulative translation adjustment                                                          (117)             (43)

        -------------------------------------------------------------------------------------------------------------------
                                                                                                 $3,221           $2,427
        ===================================================================================================================


27         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


8.   SHAREHOLDERS' EQUITY, CONTINUED

         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

     (b) Stock-Based Compensation

         (i)  Share options

              In February 2004, 836,000 share options were granted to employees. These options have a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated as $9.74 per share option at the grant date using the Black-Scholes option-pricing model. The company recorded compensation expense of $4 million in the year in respect of these options.

              In the fourth quarter, employee and director options to purchase a total of 1,034,500 shares for proceeds of $14 million were exercised bringing the total for the year to 2,609,065 shares for proceeds of $36 million.

         (ii) Deferred Share Units and Restricted Share Units

              In April 2004, the company approved a new stock-based compensation plan for directors and the six most senior officers of the company. Under the plan, directors and officers may receive either Deferred Share Units (DSU's) or Restricted Share Units (RSU's), each of which entitle the holder to a cash payment equal to the market value of a Class B Subordinate Voting Share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to officers vest after three years, except in circumstances related to termination without cause or retirement set out in the plans. DSU's may only be redeemed at the time a holder ceases to be an officer or director while RSU's must be redeemed prior to the end of a three-year period measured from the end of the year immediately preceding the grant.

              Accounting standards for stock-based compensation require the company to record, over the vesting period, an expense equal to the fair value of the units at the date of the grant. In addition, as these units represent a cash liability to the company, the expense is adjusted throughout the life of the unit to reflect the changing value of the liability resulting from market fluctuations in the value of the underlying Class B Subordinate Voting Shares.

              In April 2004, the company issued 39,000 DSU's and 22,500 RSU's to directors and 55,500 DSU's to officers. As a result, the company recorded an expense of $3 million in the year as a result of these grants comprised of $2 million in respect of the initial grant of the unit and $1 million in respect of their subsequent appreciation.

     (c) Exercise of warrants

         During March and April of 2004, the company received $90 million from the exercise of warrants to purchase 5.0 million Class B Subordinate Voting Shares at a price of $18 per share.

     (d) Conversion of debentures due 2006

         On October 12, 2004, the company issued 7,272,321 Class B Subordinate Voting shares on conversion of US$156,224,000 stated amount at maturity of its convertible subordinated debentures due 2006, which had been called for redemption. Debentures with a stated amount of maturity of US$13.8 million were redeemed for cash of $17 million.


28         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


9.     DERIVATIVES AND FINANCIAL INSTRUMENTS AT DECEMBER 31, 2004

                                                                                                                    UNREALIZED
                                                                                               2008 -             MARKET VALUE
                                                            2005        2006       2007        2010        TOTAL    GAIN (LOSS)
       ------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (Cdn$
                                                                                                                    millions)
       CASH FLOW HEDGES

       GOLD (thousands of ozs)
          Forward sales contracts                             --          --         44          87          131
          Average price (US$/oz)                              --          --        350         350          350          $(19)

          Forward sales contracts                             55          32          8          --           95
          Average price (C$/oz)                              528         519        520          --          524            (1)

       US DOLLARS (millions)
          Forward sales contracts (Note 2)                   312         158         --          --          470
          Average exchange rate                             1.43        1.44         --          --         1.44           109

       US DOLLARS (millions)
          Forward collars                                     18          --         --          --           18
          Average upper limit                               1.63          --         --          --         1.63
          Average lower limit                               1.59          --         --          --         1.59             7

       POWER (MW.h)
          Forward sales contracts                        183,200          --         --          --      183,200
          Average price (US$/MW.h)                            53          --         --          --           53            --

       NON-HEDGE DERIVATIVES (NOTE 3)

       COPPER (millions of lbs)
          Forward collars                                     79          --         --          --           79
          Average upper limit                               1.30          --         --          --         1.30
          Average lower limit                               1.15          --         --          --         1.15            (9)

       FAIR VALUE HEDGE

       INTEREST RATE SWAP

       PRINCIPAL AMOUNT          RATE SWAPPED          RATE OBTAINED              MATURITY DATE                 UNREALIZED GAIN
       ------------------------- --------------------- -------------------------- -------------------- -------------------------

       US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                     $3 million

       Notes:
       (1) In addition to the above hedging commitments, the company has forward purchase commitments on 75 million pounds of zinc averaging US$0.46 per pound maturing in 2005 to 2006 and 9 million pounds of lead averaging US$0.33 per pound maturing 2005 to match fixed price sales commitments to customers. A portion of these forward positions do not qualify for hedge accounting and the company has recognized a $4 million mark to market gain as a result.

       (2) Included in the U.S. dollar forward sales contract of $470 million is the company's share of forward sales contracts by the Elk Valley Coal Partnership of US$171 million.

       (3) The company is unable to apply hedge accounting to the copper forward sales contracts and has recognized in earnings $9 million of unrealized loss.


29         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


10.  CONTINGENCIES

     (a) Lake Roosevelt

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Colville Confederated Tribes supported by the State of Washington. TCML has petitioned for appeal of the decision to the 9th Circuit Court of Appeal.

         The Colville suit was brought pursuant to Section 310(a)(i) of the U.S. Superfund Statute (CERCLA) to enforce a unilateral administrative order issued by the U.S. Environmental Protection Agency (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. The EPA issued the order shortly after breaking off negotiations with the company during which TCML offered to fund human health and ecological studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from the Trail Metallurgical Operations in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada.

         The Government of Canada and the Government of the U.S. are continuing to pursue a bilateral agreement to facilitate the studies and appropriate remediation to address environmental concerns about the area. Such an agreement could provide a basis under which TCML's offer of funding for this work could be implemented.

         There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

     (b) Competition investigation

         Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the Competition Act to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers commenced in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company has been advised by the United States Department of Justice that it intends to close its investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Competition Act or otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the on-going investigation or when the on-going investigation will be completed. The company is co-operating in the continuing investigation.

     (c) Environmental Appeal

         All licenses and approvals have been received for the Cheviot Creek pit and the haulroad at the Cardinal River operations. A number of environmental organizations have been applied to the Federal Court seeking a further environmental assessment of the project and challenging certain federal authorizations that the project has received. The Federal Court is expected to hear the applications in June 2005. In addition, an individual appealed certain provincial approvals in connection with the project. The Environmental Assessment Board heard the appeal in mid-January and the parties are awaiting a decision. The board dismissed an appeal filed by a second individual. Elk Valley Coal Partnership is of the opinion that potential outcomes from these proceedings do not represent a material risk to the ongoing mining at the Cheviot Creek pit. However, negative decisions related to these legal issues could impact future operations.


30         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
================================================================================


10.  CONTINGENCIES, CONTINUED

     (d) Pension Lawsuit

         In May 2004, the Supreme Court of Canada denied the application of a pensioner group for leave to appeal a decision of the British Columbia Court of Appeal affirming a decision of the B.C. Supreme Court in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved the transfer of funds from one of the company's pension plans to a successor plan when the two plans were merged in the 1980's.

11.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                          THREE MONTHS ENDED DECEMBER 31, 2004
                                       ------------------------------------------------------------------------------------
                                             ZINC      ZINC                                 CORPORATE      INTER-
     ($ IN MILLIONS)                    REFINERIES     MINES   COPPER    GOLD     COAL      AND OTHER     SEGMENT    TOTAL
     ----------------------------------------------------------------------------------------------------------------------
     Revenues                                 275        274      323       36      180           3         (40)     1,051
     Operating profit                          33         98      224        8       32          (3)         --        392
     Property, plant and equipment          1,002      1,040      813      250      368          15          --      3,488
     Total assets                           1,297      1,456    1,197      263      513       1,333          --      6,059
     Capital expenditures                      10          6        4       31       17          --          --         68


                                                              YEAR ENDED DECEMBER 31, 2004
                                       ------------------------------------------------------------------------------------
                                             ZINC      ZINC                                 CORPORATE      INTER-
     ($ IN MILLIONS)                    REFINERIES     MINES    COPPER   GOLD     COAL      AND OTHER     SEGMENT    TOTAL
     ----------------------------------------------------------------------------------------------------------------------

     Revenues                               1,006        643    1,100      142      645          17        (125)     3,428
     Operating profit                         135        203      628       32      125           1          --      1,124
     Capital expenditures                      24         37       17       82       53           3          --        216



                                                          THREE MONTHS ENDED DECEMBER 31, 2003
                                       ------------------------------------------------------------------------------------
                                             ZINC      ZINC                                 CORPORATE      INTER-
     ($ IN MILLIONS)                    REFINERIES     MINES    COPPER   GOLD     COAL      AND OTHER     SEGMENT    TOTAL
     ----------------------------------------------------------------------------------------------------------------------

     Revenues                                 211        177      160       37      153           3         (25)       716
     Operating profit                           3         49       50       10       21          (1)         --        132
     Property, plant and equipment          1,239      1,137      764      198      367          18          --      3,723
     Total assets                           1,561      1,496      944      212      476         686          --      5,375
     Capital expenditures                      21         10        4        8        5          --          --         48


                                                              YEAR ENDED DECEMBER 31, 2003
                                       ------------------------------------------------------------------------------------
                                             ZINC      ZINC                                 CORPORATE      INTER-
     ($ IN MILLIONS)                    REFINERIES     MINES    COPPER   GOLD     COAL      AND OTHER     SEGMENT    TOTAL
     ----------------------------------------------------------------------------------------------------------------------

     Revenues                                 800        430      394      143      547            13        (99)    2,228
     Operating profit                          24         42       83       30       91             4         (4)      270
     Capital expenditures                      39         52       22       23       19             3         --       158


31         TECK COMINCO LIMITED 2004 FOURTH QUARTER REPORT